ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	35,134
Deposit with clearing organization		20,014
Receivable from broker-dealers and clearing organization		45,326
Other assets		10,170
Total Assets	$	110,644

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	8,781
STOCKHOLDER'S EQUITY		
Common stock		70,000
Paid-in capital		35,000
Retained earnings (deficit)		(3,137)
Total stockholder's equity		101,863
Total Liabilities and Stockholder's Equity	$	110,644

See Notes to Financial Statements